Filed pursuant to Rule 433

Registration Nos.: 333-263871 and 333-263871-01

Free Writing Prospectus, dated July 10, 2025

American Express Credit Account Master Trust

Issuing Entity

SERIES 2025-5

$250,000,000* Class A [●]% Asset Backed Certificates

American Express Receivables Financing Corporation III LLC

Depositor and Transferor

American Express Travel Related Services Company, Inc.

Servicer

American Express National Bank

Sponsor

The depositor and transferor have prepared a preliminary prospectus dated July 10, 2025 which describes the certificates to be issued by the issuing entity. You should review the preliminary prospectus in its entirety before deciding to purchase any of the certificates.

*	Subject to increase or decrease as further described in the preliminary prospectus.

Ratings

The depositor and transferor expect that the Class A certificates issued by the issuing entity will receive the indicated ratings from the nationally recognized statistical rating organizations, or “rating agencies,” listed below.

	Fitch Ratings, Inc.	S&P Global Ratings
Class A certificates	AAAsf	AAA (sf)

It is a condition to the issuance of the Class A certificates that the Class A certificates receive the ratings listed above.

A rating addresses the likelihood of the payment of interest on a certificate when due and the ultimate payment of principal of that certificate by its legal maturity date. A rating does not address the likelihood of payment of principal of a certificate on its expected final payment date. In addition, a rating does not address the likelihood of early payment or acceleration of a certificate, which could be caused by a pay-out event. A rating is not a recommendation to buy, sell or hold certificates and may be subject to revision, withdrawal or qualification at any time by the assigning rating agency. Each rating is based on the corresponding rating agency’s independent evaluation of the receivables and the availability of any credit enhancement for the Class A certificates. Ratings will be monitored by the applicable rating agencies while the Class A certificates are outstanding and, in certain instances described in the preliminary prospectus, the depositor and transferor or their affiliates may from time to time request the applicable rating agencies to confirm their ratings with respect to the Class A certificates. A rating, or a change, withdrawal or qualification of a rating, by one rating agency will not necessarily correspond to a rating, or a change, withdrawal or qualification of a rating, from any other rating agency.

Joint Bookrunners

Barclays	Mizuho

RBC Capital Markets	TD Securities

Co-Managers

[●]	[●]	[●]

[●]	[●]	[●]

The depositor and transferor have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) (SEC File No. 333-263871) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositor and transferor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-603-5847 or by emailing abssyndicateteam@barclays.com.